EXHIBIT 3.2
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF ARTES MEDICAL, INC.,
a Delaware Corporation
     Artes Medical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:
     ONE: That resolutions have been duly adopted by the Corporation’s Board of Directors setting forth, approving and adopting a proposed amendment to the Corporation’s Restated Certificate of Incorporation (the “Restated Certificate”), and declaring such amendment to be advisable and recommended for approval by the Corporation’s stockholders, and that such resolutions provide that:
     Paragraph A of Article IV of the Restated Certificate shall be amended to read as follows:
     “A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is two hundred million (200,000,000) shares, each with a par value of $0.001 per share. One hundred fifty million (150,000,000) shares are Common Stock and fifty million (50,000,000) shares are Preferred Stock. The first series of Preferred Stock is designated as Series A Preferred Stock (“Series A Preferred”) and consists of two million fifty thousand eight hundred thirty-nine (2,050,839) shares. The second series of Preferred Stock is designated as Series B Preferred Stock (“Series B Preferred”) and consists of six hundred and seventy-nine thousand two hundred and thirty-nine (679,239) shares. The third series of Preferred Stock is designated as Series C-1 Preferred Stock (“Series C-1 Preferred”) and consists of seven million fifty-two thousand seven hundred forty one (7,052,741) shares. The fourth series of Preferred Stock is designated as Series D Preferred Stock (“Series D Preferred”) and consists of eleven million five hundred thousand (11,500,000) shares. The fifth series of Preferred Stock is designated as Series E Preferred Stock (“Series E Preferred”) and consists of twenty five million (25,000,000) shares. Reference to “Preferred Stock” shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.”
     TWO: That the Corporation’s stockholders have approved such amendment by vote of the outstanding shares in accordance with Section 228 of the General Corporation Law of the State of Delaware.
     THREE: That such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     FOUR: That the capital of the Corporation shall not be reduced under or by reason of such amendment.

     IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed as of this 2nd day of February, 2006.

ARTES MEDICAL, INC.
/s/ Stefan Lemperle
Stefan Lemperle, M.D.
President and Chief Executive Officer